SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549

                                             FORM 12b-25

                               NOTIFICATION OF LATE FILING

          [X] Form 10-KSB

          For the annual period ended December 31, 1996
          Commission File No. 0-22750

          PART I          REGISTRANT INFORMATION

          Full Name of Registrant:          ROYALE ENERGY, INC.

          Address of Principal Executive Office (Street and Number)

                    7676 HAZARD CENTER DRIVE, SUITE 1500
                    SAN DIEGO, CA 92108

          PART II          RULES 12b-25(b) AND (c)

           (a) The reasons described in reasonable in detail in part III of this form could not be eliminated without unreasonable effort or expense.

          (b) The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

          PART III          NARRATIVE

          The annual report on Form 10-KSB for Royale Energy, Inc.,
          (the Company) for the year ended December 31, 1996, is due to be filed on March 31, 1997. As of March 31, 1997, the annual report is not yet complete because information only recently received from the auditors and the Company's attorneys has not yet been reviewed by the executive management and board of directors and may necessitate further revisions to the text of the Form 10-KSB. The Company expects that its Form 10-KSB will be filed before April 15, 1997.

          PART IV          OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this information:

                    Lee Polson               512-474-8881

          (2) Have all other periodic reports required under section 13 or 15(d)
          of the Securities Exchange Act of 1934 or Section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
          If the answer is no, identify report(s).

          [X] YES          [   ] NO

          (3) Is it anticipated that any significant in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X ] YES          [   ] NO

          STATEMENT OF ANTICIPATED CHANGE IN RESULTS OF
          OPERATIONS

          During the fiscal year ended December 31, 1995, the Company reported a net income of $544,643. The Company's management expect that when the financial statements for the year ended December 31, 1996, are filed with the
          SEC, they will show a material improvement in operating results for fiscal
          1996 and that the Company will report net income of $1,398,807, and net earnings per share of approximately $0.34 per share, compared to net earnings per share of $0.14 per share for the year ended December 31, 1995.

                                             SIGNATURES

          Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ROYALE ENERGY INC,

          DATE: MARCH 31, 1997                      /S/ DONALD H. HOSMER
                                                     DONALD    H.   HOSMER,
          PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER